1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500

Jay Williamson, Esq.

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management

100 F. Street N.E.

Washington, D.C. 20549

February 10, 2017

Re:	Olden Lane Trust Series 2
Registration Statement on Form S-6
Filed December 29, 2016
File Nos. 333-215359 and 812-14436

Dear Mr. Williamson,

We are submitting this correspondence on behalf of our client, Olden Lane Trust Series 2 (the “Trust”). Mr. Jay Williamson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided written comments on January 24, 2017 regarding the above-referenced registration statement (the “Registration Statement”) on Form S-6 under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), to register units of the Trust. The following are the Staff’s comments and the Trust’s response to each:

General

1.	We note your intention to include (1) Estimated Current Return; (2) Estimated Long-Term Return; and (3) Estimated Net Annual Interest Income per Unit in your registration statement. Item 10 of Regulation S-K generally sets forth the Commission’s policy on projections. It requires management to have a reasonable basis for any projections included in the filing and requires disclosure informing investors of the basis for and limitations of the projections. However, this policy only applies to documents specified in Rule 175 which generally excludes investment companies. Please tell us why you believe the presentation of estimates in your filing is appropriate and consistent with Commission policy.

Response: The presentation of Estimated Current Return (“ECR”), Estimated Long-

Term Return (“ELTR”) and Estimated Net Annual Interest Income per Unit in the Trust’s registration statement is consistent with Commission policy and long-standing market conventions for unit investment trusts that investment substantially all of their assets in fixed income securities (“Fixed Income UITs”).

In Investment Company Act Release No. 21538 (the “Yield Calculation Proposal”),1 the Commission acknowledged the industry practice of presenting ECR and ELTR in UIT registration statements, noting in particular the utility of using ELTR alongside ECR and confirming that, until such time as the Commission adopts a final uniform yield formula of the sort described in the Yield Calculation Proposal, it would remain the Commission’s policy to permit Fixed Income UITs to continue the industry practice.2 Further, we note that the presentation of ECR, ELTR and estimated net annual interest income (which is a component of the ECR calculation) continues to be a market standard practice for Fixed Income UITs that is used by the major fixed income UIT sponsors known to the Trust.3

The Trust confirms that its presentation of ECR, ELTR and estimated net annual interest income in the Trust’s registration statement will be: (i) based upon objective, quantifiable information derived from the Trust’s holdings of municipal bonds; and (ii) calculated and presented in a manner consistent with Commission policy (as provided in the Yield Calculation Proposal) and current standard industry practice.

2.	In Release No. 24828 (Mar. 31, 2001) the Commission states that Rule 35d-1 applies to all registered investment companies, including unit investment trusts. Your name suggests that you will invest in taxable municipal securities and, accordingly, we believe you should provide a names rule policy consistent with this type of investment. Please revise to do so.

Response: The Trust has deleted the first sentence under “Principal Investment Strategy” and replaced it with the following:

“The Trust invests substantially all (but not less than 80%) of its net assets in a portfolio of intermediate-term taxable municipal bonds, including Build America Bonds, Qualified School Construction Bonds, Qualified Energy Conservation

1 “Calculation of Yield by Certain Unit Investment Trusts”, Securities Act Release No. 33-7243, Investment Company Act Release No. 21538, 60 Fed. Reg. 61454 (proposed November 29, 1995).

2 Id. See, also, Letter to Investment Company Institute (pub. avail. Aug. 2, 1995).

3 See, e.g., Advisors Disciplined Trust Series 860, Tax Exemption Municipal Portfolio, Investment Grade March 2012 Series at p. 4, available at https://www.sec.gov/Archives/edgar/data/1537898/000101322812000669/adt860-487.txt; The First Trust Combined Series 547, Tax Exempt Municipal Income Trust, Intermediate, Series 28 at p. 2, available at https://www.sec.gov/Archives/edgar/data/1683005/000144554617000153/s487.txt; Invesco Unit Trusts, Municipal Series 1282, Investment Grade Municipal Trust, 7-13 Year Series 73 at cover page, available at https://www.sec.gov/Archives/edgar/data/1633410/000152862117000075/fp-pros_s6.txt; Guggenheim Defined Portfolios Series 1399, Guggenheim Select Quality Municipal Portfolio, Series 4 at p. 5, available at https://www.sec.gov/Archives/edgar/data/1636905/000152862115003965/s6andpro.txt.

Bonds and Clean Renewable Energy Bonds.”

3.	Please file financial statements for your depositor, as requested by General Instruction 1(c) of Form S-6. Alternatively, explain why these financial statements are not required.

Response: The Trust confirms that it will file financial statements for the depositor as an exhibit to a subsequent amendment.

4.	Instruction 1(a) under Instructions as to the Prospectus requires you to provide certain Form N-8B-2 information in your Form S-6. Instruction 4 requires you to reconcile and tie the information shown in the prospectus with the Form N-8B-2 requirements. We are unable to locate some disclosure that may be required and, accordingly, request that you file the reconciliation and tie with your next amendment.

Response: The Trust has revised the registration statement to include the reconciliation and tie as requested.

Prospectus Cover Page

5.	Notwithstanding our prior comment, to the extent you are able to present (1) Estimated Current Return and (2) Estimated Long-Term Return, please relocate it to the Essential Information Table as it is not cover page disclosure.

Response: The Trust has removed the disclosure from the cover page and relocated it to the table of Essential Information.

6.	Please clarify the meaning of the sentence “[t]hese estimates show a comparison rather than a prediction of returns.”

Response: The Trust has deleted the sentence.

Taxable Municipal Trust 1

Overview, page A-1

7.	Unless the Sponsor intends to be subject to a professional obligation to Trust investors, please remove the reference to “professionally selected” from the statement “[t]he Trust invests [primarily] in a professionally selected diversified portfolio of investment grade taxable municipal bonds.”.

Response: The Trust has removed the reference to “professionally selected” from the registration statement.

8.	We note the Trust is scheduled to terminate in approximately ten years. Given the Sponsor’s lack of operating history, please tell us what procedures are or will be in place to ensure investors are protected in the event the Sponsor is no longer in business during, or at the end of, the Trust term. Please consider adding risk disclosure about the Sponsor’s lack of operating history.

Response:  The Trust notes that the Trust’s custodian will, at all times, have possession of all securities and other property in which the funds of the Trust are invested, consistent with Section 26 of the Investment Company Act of 1940 (the “1940 Act”), and no bankruptcy or dissolution of Olden Lane Securities, LLC, the Trust’s depositor (the “Depositor”) will revoke or terminate the duties and obligations of the Trust’s custodian, administrator and transfer agent.

Pursuant to the Master Services Agreement (the “MSA”) by and among the Trust, the Depositor and Olden Lane Advisors LLC, as evaluator and supervisor (“Supervisor”), if the Depositor becomes bankrupt or insolvent, or otherwise becomes incapable of performing any of its duties, the Supervisor may: (1) appoint a successor depositor, (2) itself assume the duties of the Depositor; or (3) terminate and liquidate the Trust. The MSA also provides that, if the Supervisor is unable to act as supervisor, then the Supervisor may resign and appoint a successor supervisor. If no successor supervisor has accepted such appointment within 30 days after notice of the Supervisor’s resignation has been received by the Trust, then the Supervisor may apply to a court of competent jurisdiction for the appointment of a successor supervisor.

Finally, in the unlikely event that the foregoing procedures prove inadequate to sustain the continued operation or orderly liquidation of the Trust, the Commission may file a complaint seeking the liquidation of the Trust in the district court of Delaware pursuant to Section 26(e) of the 1940 Act.

The Trust has added the following risk disclosure to the “Risk Factors” section of the registration statement:

“New Sponsor/Depositor Risk. The Sponsor, which also serves as the Trust’s Depositor, has limited experience serving as a unit investment trust sponsor and depositor, and there is no guarantee that it will be successful or that it will be in a position to perform its duties as described in this prospectus. Nevertheless, the Services Agreement contains procedures designed to permit the appointment of a successor depositor and/or sponsor if the Sponsor is unable to continue operations.”

Principal Investment Strategy, page A-1

9.	We note your statement that, “[i]n selecting bonds for the Trust, the Sponsor considered the following factors, among others …” Please remove the reference to “among others” and confirm you have listed the principal factors considered. Also, please clarify if the Sponsor considered how the bond maturity dates compare to the Trust termination date and the potential for the Trust to receive substantial proceeds prior to termination.

Response: The Trust has removed the reference to “among others” from the relevant sentence, and the Trust confirms that the registration statement contains a complete list of the principal factors so considered.

Additionally, the Trust has added the following disclosure to the Principal Investment Strategy section of the registration statement:

“The portfolio consists of bonds maturing between [6] and [10] years from the inception date of the Trust. The Trust portfolio is structured to have a dollar-weighted average maturity of at least 7 years as of the inception date of the Trust.”

Essential Information, page A-2

10.	We note the references to (1) Aggregate Offering Price of Bonds in the Trust and (2) Aggregate Offering Price of Bonds per Unit under Unit Price. Please consider using a different term as the reference to “Offering Price” is confusing here. It appears to us that these columns present the value of the bonds in the Trust.

Response: We have revised the references noted by replacing the term “Offering Price” with “Market Value”.

Fee Table, page A-3

11.	Footnote four indicates that other Trust operating expenses do not include brokerage costs and other portfolio transaction fees. If these costs and fees will materially impact investor returns, they should be disclosed and included. Please tell us why you have not done so or revise to do so.

Response: The Trust confirms that brokerage costs and other portfolio transaction fees are not expected to materially impact investor returns. The Trust notes, however, that disclosure regarding the effect of bid/ask spreads has been added to the “Risk Factors” section of the registration statement as described in the response to Comment #15 below.

Principal Investment Risks, page A-4

12.	Please expand upon your “bond prices will fluctuate” risk factor to explain when and how this will impact investors.

Response: The Trust has expanded the risk factor to include the following additional disclosure:

“The yield and/or value of municipal securities may be affected by: federal, state and local legislative, economic and business developments; the general conditions of the municipal securities market; the size of a particular offering; or the maturity and/or rating of an issue. The municipal securities market can be susceptible to increases in volatility and decreases in liquidity. Liquidity can decline unpredictably in response to overall economic conditions or credit tightening. Increases in volatility and decreases in liquidity may be caused by a rise in interest rates (or the expectation of a rise in interest rates), which currently are at or near historic lows in the United States.”

Portfolio, page A-5

13.	We note your statement in footnote four that the cost of each bond is provided by Capelogic, Inc. and will be based on current offering side evaluations. Your disclosure also states that your offering price will reflect offering side evaluations while redemption prices will reflect bid prices.

Please:

•	Tell us whether it is standard industry practice to use only offering side evaluations in these circumstances instead of the average of the bid-offer spread;

Response: The Trust confirms that it is standard industry practice for Fixed Income UITs to determine the redemption price per unit on the basis of the bid prices of the securities in the trust and the public offering price per unit on the basis of the offering prices of the securities in the trust.4

•	Confirm and explain to us how your valuation policy is consistent with our rules and guidance, including Investment Company Act Release No. 6295 Accounting for Investment Securities by Registered Investment Companies (Dec. 23, 1970);

Response: The industry standard valuation policy of Fixed Income UITs, which permits UIT sponsors to sell units of Fixed Income UITs at a price based upon the offering side evaluation of the trust’s underlying securities and redeem units of Fixed Income UITs at a price based upon the bid side evaluation of the trust’s underlying securities, was observed and accepted by the Commission in its proposal of modifications to Rule 22c-1 of the 1940 Act5 (the “Repurchase Price Proposal”). In particular, the Repurchase Price Proposal acknowledged the following:

During the initial offering period the evaluator for the Trust ("Evaluator") makes a daily evaluation of the Trust Debt Securities held by the Trust. The Sponsor sells the units at a daily price based on the

4 See, e.g., Advisors Disciplined Trust Series 860, supra n.3, at 11 (“We generally determine the value of securities during the initial offering period based on the aggregate offering side evaluations of the securities”); The First Trust Combined Series 547, supra n.3, at 21 (“After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary”); Invesco Unit Trusts, Municipal Series 1282, supra n.3, at 14 (“During the initial offering period the Public Offering Price is based on the aggregate offering price of the bonds”); Guggenheim Defined Portfolios Series 1399, supra n.3, at 38 (“The redemption price per unit is determined by the trustee on the basis of the bid prices of the bonds in the trust, while the Public Offering Price of units during the initial offering period is determined on the basis of the offering prices of the bonds, both as of the Evaluation Time on the day any such determination is made”).

5 See, Rule Proposed for Unit Investment Trust Start-Up Exemptions and Proposed Revision of Rule Regarding Pricing of Investment Company Shares Generally, Investment Company Act Release No. 10545 (January 9, 1979).

aggregate offering prices of the Trust Debt Securities as computed by the Evaluator ("offering side evaluation"), plus a sales charge.

…

The price at which units are redeemed is based on the "bid" the evaluation of the Trust Debt Securities rather than the offering side evaluation, since use of the latter would tend to dilute the remaining units of the Trust.

Additionally, the Commission has acknowledged this valuation policy in orders granting Fixed Income UITs relief from certain provisions of the 1940 Act.6

•	Include portfolio information on the average bid-offer spread;

Response: The Trust has expanded footnote 4 of the section titled “Portfolio” to include the following disclosure:

“The aggregate bid price of the bonds as of the close of the New York Stock Exchange on the business day prior to the Trust’s inception date was $[●]. The weighted average bid-offer spread of the bonds at such time was $[●] per unit.”

Additionally, the table of Essential Information includes information regarding the Excess of Public Offering Price over Redemption Price per Unit.

•	Add risk disclosure related to the bid-offer spread and the potential for investor losses upon redemption;

Response: The Trust has added the risk disclosure regarding the bid/ask spread included in response to Comment #15 below.

•	Tell us why you believe the portfolio will meet applicable liquidity requirements and redemption requests;

Response: The Trust believes that its portfolio will meet applicable liquidity requirements and redemption requests because the Trust will primarily hold investment grade taxable municipal bonds, which are, under normal market conditions, generally able to be sold or disposed of in seven calendar days or less without the sale or disposition significantly changing the bond’s market value. The Trust notes that similar portfolios of municipal bonds make up the primary

6 See, e.g., ALAIA Market Linked Trust et al., Application for Exemption and Other Relief Filed under the Investment Company Act of 1940, Investment Company Act File No. 812-14542 (granted under Investment Company Act Release No. 32361) (“Units will then be offered to the public through the Depositor and dealers at a public offering price which during the initial offering period will be based upon the aggregate market value of the underlying securities, or the aggregate offering side evaluation of the underlying securities if the underlying securities are not listed on a securities exchange, plus a front-end sales charge and/or a deferred sales charge….  [Unitholders] of such a Series may redeem their Units through the trustee at prices generally based upon the aggregate bid side evaluation of the underlying debt holdings of the Trust…”).

investment holdings of many unit investment trusts and mutual funds.7 Further, the Trust confirms that the Depositor will determine, on or before the date of the initial deposit of securities into the Trust, that the portion of the illiquid investments that the Trust holds or will hold at the date of deposit that are assets is consistent with the redeemable nature of the securities that it issues (and the Trust will maintain a record of that determination for the life of the Trust and for five years thereafter).

•	Explain why you believe this practice is appropriate and results in sales and redemptions at Net Asset Value in accordance with Rule 2a-4 under the Investment Company Act; and,

Response: Rule 2a-4 requires, in pertinent part that, “Portfolio securities with respect to which market quotations are readily available shall be valued at current market value, and other securities and assets shall be valued at fair value as determined in good faith ….” The municipal bonds held by the Trust are not expected to have readily available market quotations; therefore, the Trust expects to value these securities at a fair value in accordance with procedures adopted in good faith by the Trust. As stated above, the sale of units of Fixed Income UITs at a price based upon the offering side evaluation of the trust’s underlying securities and the redemption of units of Fixed Income UITs at a price based upon the bid side evaluation of the trust’s underlying securities has long been the accepted industry standard. Further, the use of bid prices for purposes of calculating the redemption price per unit was observed approvingly by the Commission in the Repurchase Price Proposal:

The price at which units are redeemed is based on the "bid" the evaluation of the Trust Debt Securities rather than the offering side evaluation, since use of the latter would tend to dilute the remaining units of the Trust. Redemptions by the Trust must, of course, be based on the price the Trust would receive if it chose to sell the portfolio securities—use of any other price would be unfair to the remaining unitholders, and would not comply with the "forward pricing" requirements of Rule 22c-1.

•	File a consent for Capelogic.

Response: The Trust confirms that a consent from Capelogic will be filed in a subsequent amendment.

14.	Please include the sentence addressing the cost of the bonds to the Sponsor and the Sponsor’s profit/loss into its own separately captioned paragraph.

Response: The Trust confirms that the requested change has been made.

7 See supra n. 3; See also Investment Company Institute, Trends in Mutual Fund Investing November 2016, available at https://www.ici.org/research/stats/trends/trends_11_16 (showing 576 existing municipal bond mutual funds with cumulative net assets of $627.1 billion).

Understanding Your Investment, page B-1

15.	We note the statement under Value of the Bonds that, as a result of your pricing method, “unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current offering side evaluation and bid side evaluation of the bonds.” Please add this to your bid-offer spread risk disclosure.

Response: The Trust has revised the registration statement to include the following disclosure:

“Bid/Offer Spread. The difference between the bid and offer evaluation of the bonds in the Trust portfolio on the inception date is $[●] per unit. The bid-offer spread of the bonds can fluctuate depending on liquidity and the balance of supply and demand for the individual issues. Immediately prior to the deposit of the Trust, the aggregate bid side evaluation was lower than the aggregate offering side evaluation. Unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current offering side evaluation and bid side evaluation of the bonds. For this reason, among others, the price at which units may be redeemed could be less than the price paid by the unitholder.”

16.	Please include a statement that your estimated current and long-term return calculations do not reflect the impact of taxes, which will likely reduce the returns investors experience:

Response: The Trust has revised the registration statement to include the following disclosure:

“The estimated current return and estimated long-term return calculations do not reflect the impact of taxes, which will likely reduce your returns on the units.”

Distribution of Units, page B-3

17.	On page B-3 and elsewhere you refer to the “initial offering period” without specifying what the period will be. Please do so here and elsewhere, as appropriate.

Response: The Trust has revised the registration statement to include the following definition for “initial offering period” in the table of Essential Information:

“The period beginning on the date the registration statement filed with the Securities and Exchange Commission becomes effective and ending on the earlier of: (A) the date of the initial sale of the last unit registered, or (B) [●], 2017.”

18.	We note your statement that “[u]nits will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others.” Please clarify the reference to “and through others.”.

Response: The reference to “and through others” has been deleted.

19.	We note the disclosure under Advertising and Investment Comparisons on page B-5, including the statement that the materials “may include descriptions of the issuers of bonds included in the Trust, research analysis of why certain investments were selected for the Trust …” Please tell us your plans for preparing advertising materials, including the types of information you will provide, how, when, and to whom, it will be provided, and what its legal status will be under the Securities Act.

Response: The Trust’s plans for advertising materials related to the offering of Trust units consist of the following: (i) a preliminary prospectus; and (ii) a product brochure, which will include, among other things, (A) information regarding the characteristics of unit investment trusts and taxable municipal bonds; (B) a description of the Trust’s investment objective and strategy, including its features, benefits and principal risks; and (C) the identification of key Trust service providers. The preliminary prospectus and product brochure will be provided only to “institutional accounts” as defined in FINRA Rule 4512, and the product brochure will be prepared consistent with Rule 482.

Redeeming Units, page B-5

20.	Please revise the statement that “[n]o later than seven calendar days following the satisfactory tender, the unit holder will be entitled to receive in cash an amount for each unit equal to the net asset value …” to reflect that payment will be made within calendar seven days.

Response: The Trust has revised the relevant disclosure as follows:

“Under normal circumstances, no later than seven calendar days following satisfactory tender, the unitholder will ~~be entitled to~~ receive in cash an amount for each unit equal to the net asset value per unit next computed on the date of tender.”

Risk Factors, page B-7

21.	Throughout this section you phrase risk disclosure using the following formula “Certain of the bonds in the Trust’s portfolio may be [X] …” As you will know the exact bonds in your portfolio, please revise this disclosure to use more definitive language such as “Approximately Y% of the bonds in the Trust portfolio are X.”.

Response: The Trust has revised the relevant risk factor disclosure as requested.

Trust Administration, page B-14

22.	On page B-15 you indicate that non-interest receipts will be credited to the principal account and that funds in this account will be distributed on each distribution date provided that the amount available for distribution equals at least $1.00 per unit. Please clarify what type of account the principal account is (i.e., cash) and inform investors of the potential for reduced returns if cash is held in the principal account for an extended period.

Response: The Trust has revised the relevant disclosure to indicate that the principal account is a cash account and has added the following disclosure:

“The custodian is not required to pay interest on funds held in the principal or interest account (but may itself earn interest thereon and therefore benefits from the use of these funds) and the funds in the principal and interest account will not be otherwise invested. Therefore, a unitholder’s return on the units will be less than it would be if funds in the principal and interest account were invested or immediately distributed and reinvested by unitholders.”

23.	On page B-15 under Fixed Portfolio, please confirm the “certain limited circumstances” under which Olden Lane may buy or sell Trust property are limited to the circumstances disclosed in this section.

Response: The Trust confirms that the “limited circumstances” under which Olden Lane may buy or sell Trust property are limited to the circumstances disclosed in the referenced section. However, the Trust has also deleted the second paragraph under “Fixed Portfolio” in its entirety and replaced it with the following:

“The Trust will generally buy and sell Trust property only to pay expenses and to issue additional units or redeem units. However, the supervisor may advise Olden Lane to sell, liquidate, transfer or otherwise dispose of Trust property in limited circumstances, such as (1) a default in the payment of distributions in respect of the bonds, (2) any action or proceeding seeking to restrain or enjoin the payment of principal or interest on the bonds has been instituted; (3) any legal question or impediment affecting the bonds; (4) the issuer of the bonds has breached a covenant which would affect the payment of principal or interest on the bonds, the issuer’s credit standing, or otherwise damage the sound investment character of the bonds; (5) the issuer of the bonds has defaulted on the payment of any other of its outstanding obligations, (6) there has been a public tender offer made for the bonds or a merger or acquisition is announced affecting the bonds, and that in the opinion of the Trust’s supervisor, the sale or tender of the bonds is in the best interest of unitholders; (7) the bonds are the subject of an advanced refunding; (8) the sale of the bonds is necessary or advisable (i) in order to maintain the qualification of the Trust as a “regulated investment company” or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust; (9) as of a Record Date, the bonds are scheduled to be redeemed and paid prior to the related Distribution Date; (10) to avoid direct or indirect ownership of a passive foreign investment company; (11) the price of the bonds has declined to such an extent, or such other credit factors exist, that in the opinion of the supervisor keeping the bonds would be harmful to the Trust; and (12) the sale of the bonds is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.”

Trust Expenses, page B-19

24.	We note your statement that Olden Lane does not charge an annual management fee but that the Supervisor receives a fee for portfolio supervisory services as set forth in the fee table. Please revise your disclosure to clarify that Olden Lane Advisors LLC, an Olden Lane affiliate, acts as the supervisor and receives the supervisory fee. Also, because the supervisory fee rate is combined with other fees in the fee table, please disclose the rate separately here or in the fee table. This comment also applies to payments to the Evaluator.

Response: The Trust has revised the relevant disclosure: (i) to clarify that Olden Lane Advisors LLC is an affiliate of Olden Lane; and (ii) to include, in the Fee Table, “Supervisory Fees” and “Evaluation Fees” as separate line items.

25.	We note your statement that, “[i]f so provided in the Fee Table, Olden Lane may also receive an annual fee for providing bookkeeping and administrative services for the Trust.” Please revise to clearly indicate all fees payable to Olden Lane and its affiliates. If Olden Lane will receive bookkeeping and administrative servicing fees, state so clearly and disclose the fee rate here.

Response: The Trust has in each case replaced the phrase “may also receive” with “receives”. As a result of the change made in response to Comment #24 above, the Fee Table now includes, as a separate line item, “Bookkeeping and Administration Fees”.

Exhibits

26.	We note you have not filed several exhibits. We review and comment upon exhibits. Please plan accordingly.

Response: The Trust acknowledges the Staff’s comment.

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Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

Jeffrey T. Skinner